UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

ACFN Franchised Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      California

      Date of Organization:

      October 3, 2002

Physical Address of Issuer:

4 North 2nd Street Suite 1240 San Jose, CA 95113

Website of Issuer:

www.atmfranchise.com and www.acfn-solutions.com

Current Number of Employees:

18

	Most recent fiscal year-end (September 30, 2023)	Prior fiscal year-end (September 30, 2022)
Total Assets	$1,291,107	$1,834,588
Cash & Cash Equivalents	$551,585	$1,144,846
Accounts Receivable	$232,082	$166,713
Short-term Debt	$1,976,665	$2,265,144
Long-term Debt	$534,195	$829,104
Revenues/Sales	$14,671,059	$11,135,875
Cost of Goods Sold*	$12,199,846	$9,255,355
Taxes Paid	$67,899	$2,000
Net Income	($76,864)	$66,136

*Cost of revenues in the Company's financial statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

<p style="text-align:center">**JANUARY 26, 2024**</p>

<p style="text-align:center">**FORM C-AR**</p>

<p style="text-align:center">**ACFN FRANCHISED INC.**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by ACFN Franchised Inc., a California corporation ("**ACFN,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.atmfranchise.com and www.acfn-solutions.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is January 26, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The electronic commerce market is evolving and if it does not grow, we may not be able to sell sufficient services to make our business viable.

The electronic commerce market is a service industry that continues to grow significantly. If the electronic commerce market fails to grow or grows slower than anticipated, or if we, despite an investment of significant resources, are unable to adapt to meet changing customer requirements or technological changes in this emerging market, or if our services and related products do not maintain a proportionate degree of acceptance in this growing market, our business may not grow and could even fail. Additionally, the security and privacy concerns of existing and potential customers may inhibit the growth of the electronic commerce market in general, and our customer base and revenues, in particular. Similar to the emergence of the credit card and automatic teller machine industries, we and other organizations serving the electronic commerce market must educate users that electronic transactions use encryption technology and other electronic security measures that make electronic transactions more secure than paper-based transactions.

If we cannot compete successfully in our industry, we could lose market share and our costs could increase.

Portions of the electronic commerce market are becoming increasingly competitive. We expect to face growing competition in all areas of the electronic payment processing market. New companies could emerge and compete for merchants of all sizes. We expect competition to increase from both established and emerging companies and that such increased competition could lower our market share and increase our costs. Moreover, our current and potential competitors, many of whom have greater financial, technical, marketing and other resources than us, may respond more quickly than us to new or emerging technologies or could expand to compete directly against us in any or all of our target markets. Accordingly, it is possible that current or potential competitors could rapidly acquire market share. We may not be able to compete against current or future competitors successfully. Additionally, competitive pressures may increase our costs, which could lower our earnings, if any.

If we do not adapt to rapid technological change, our business may fail.

Our success depends on our ability to develop new and enhanced services and related products that meet ever changing customer needs. However, the market for our services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new and enhanced software, service and related product introductions. In addition, the software market is subject to rapid and substantial technological change. To remain successful, we must respond to new developments in hardware and semiconductor technology, operating systems, programming technology and computer capabilities. In many instances, new and enhanced services, products and technologies are in the emerging stages of development and marketing are subject to the risks inherent in the development and marketing of new software, services and products. We may not successfully identify new service opportunities, develop and bring new and enhanced services and related products to market in a timely manner. Even if we do bring such services, products or technologies to market, they may not become commercially successful. Additionally, services, products or technologies developed by others may render our services and related products noncompetitive or obsolete. If we are unable, for technological or other reasons, to develop and introduce new services and products in a timely manner in response to changing market conditions or customer requirements, our business may fail.

Market conditions could negatively impact our business, results of operations, cash flows and financial condition.

The market in which we operate is affected by a number of factors that are largely beyond our control but can nonetheless have a potentially significant, negative impact on us. These factors include, among other things:

- changes in interest rates and credit spreads;
- the availability of credit, including the price, terms, and conditions under which it can be obtained;
- slower growth or recession or reduced consumer spending;
- inflation;
- competition;
- the impact of COVID-19 generally and on the economy and the capital markets, including the measures taken by governmental authorities to address it;
- the actual and perceived state of the economy and public capital markets generally;
- amendments or repeals of legislation, or changes in regulations or regulatory interpretations thereof, and transitions of government, including uncertainty regarding any of the foregoing; and
- the rise of international conflicts.

Changes in these factors are difficult to predict, and a change in one factor could affect other factors, which could result in adverse effects to our business, results of operations, financial condition, and cash flows.

We are subject to franchise laws and regulations that govern our status as a franchisor and regulate some aspects of our franchise relationships. Our ability to develop new franchised shops and to enforce contractual rights against franchisees may be adversely affected by these laws and regulations, which could cause our franchise revenues to decline.

As a franchisor, we are subject to regulation by the Federal Trade Commission (the "FTC") and by domestic and foreign laws regulating the offer and sale of franchises. Our failure to obtain or maintain approvals to offer franchises would cause us to lose future franchise revenues. In addition, domestic or foreign laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate or otherwise resolve conflicts with our franchisees.

Further, the FTC and various state laws require that we furnish a franchise disclosure document containing certain information to prospective franchisees, and a number of states require registration of the franchise disclosure document with state authorities. State laws that regulate the franchisor-franchisee relationship presently exist in a substantial number of states, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor-franchisee relationship. The state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply. We shall endeavor to make sure that any franchise disclosure document we provide, together with any applicable state versions or supplements, and franchising procedures, comply in all material respects with both the FTC guidelines and all applicable state laws regulating franchising in those states in which we have offered franchises.

Our franchisees could take actions that could harm our business.

Franchisees are independently owned and operated, and they are not our employees. Although we provide certain training and support to franchisees, our franchisees operate their shops as independent businesses. Consequently, the quality of franchised operations may be diminished by any number of factors beyond our control. Moreover, franchisees may not operate in a manner consistent with applicable laws and regulations or in accordance with our standards and requirements. Also, franchisees may not successfully hire and train personnel. Although we believe we currently generally enjoy a positive relationship with our franchisees, there is no assurance that future developments, some of which may be outside our control, may significantly harm our future relationships with existing and new franchisees. In addition, our image and reputation, and the image and reputation of other franchisees, may suffer materially if our franchisees do not operate successfully, or in accordance with our standards and requirements, which could result in a significant decline in our revenues and our profitability.

We may engage in, or be subject to, litigation with our franchisees.

Although we believe we generally enjoy a positive working relationship with our franchisees, the nature of the franchisor-franchisee relationship may give rise to litigation with our franchisees. In the ordinary course of business, we are the subject of complaints or litigation from franchisees, usually related to alleged breaches of contract or wrongful termination under the franchise arrangements. We may also engage in future litigation with franchisees to enforce the terms of our franchise agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our products and the customer experience. In addition, we may be subject to claims by our franchisees relating to our franchise disclosure documents, including claims based on financial information contained in those documents. Engaging in such litigation may be costly, time-consuming and may distract management and materially adversely affect our relationships with franchisees. Any negative outcome of these or any other claims could materially adversely affect our business, results of operations or financial condition and may damage our reputation and brand. Furthermore, existing and future franchise-related legislation could subject us to additional litigation risk in the event we terminate or fail to renew a franchise relationship.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.


BUSINESS


Description of the Business

ACFN Franchised Inc. is the largest provider of turn-key outsourced ATM services to hotels in the US with more than 1,800 hotels in our portfolio.

The Company is registered and approved to conduct business in forty-six (46) states and sells products and services through the internet throughout the United States.

AFFA Inc. d/b/a "ACFN" was founded in 1996 as a personal ATM operation. Jeffrey Kerr later went on to incorporate ACFN Franchised Inc. ("ACFN") in 2002 and franchised it in 2003. ACFN provides services to 2,700+ businesses in 46 states in collaboration with our network of 220+ franchise owners. Since inception ACFN provided a cumulative $5,000,000,000 of spending power to support and increase sales for our partner businesses. In just the last 12 months a total of $367,566,000 was dispensed through our network generating more than $14,500,000 in fee revenue for ACFN.

Nationally recognized ACFN was ranked by Entrepreneur Magazine as #1 Franchise in our category "Miscellaneous Financial Services" in 2018 and again in 2019. ACFN was also recognized as a top franchise for vets, listed as top 100 by Franchise Gator for 2021 and ranked on Entrepreneur Magazine prestigious Franchise 500 listing as one of the fastest growing, top low-cost and top growth franchise systems in 2020 as well as one of the top part time franchises for 2021.

ACFN is the low-cost leader in our industry with sustainable competitive advantageous. Our team is experienced and committed and our business model is a stable and reliable reoccurring revenue model with multiple revenue streams. Our business is scalable and two acquisitions have already been completed as proof of concept for rapid growth. There are three additional distinct acquisition opportunities currently available that will substantially grow our business increasing revenue significantly and profits exponentially. Acquisition benefits would include economies of scale, operational efficiencies, synergies, consolidation and reduced competition. These acquisition opportunities are the driving reason for this capital raise so there is a specific, current and high return use for this capital.

Business Plan

ACFN has 220+ franchises in 46 states servicing 2,700+ corporate clients including 1,800 hotels and other travel and entertainment-based businesses where clients and guests value their time at a premium and are willing to pay convenience fees for our service.

Our mission is to achieve rapid growth through acquisitions that will expand our corporate relationships, increase the size of our franchise network and increase transaction volume in our network. We expect more clients and more transactions to increase annual revenue and profits. We believe current market conditions are favorable for ACFN to execute its business plan. ACFN already completed two acquisitions in 2018 and 2020. Both acquisitions were funded privately with debt and completed resulted in 26.5% increase in transaction volume.

We believe a "perfect storm" exists in the economy right now, providing a competitive advantage for ACFN's low-cost franchise model. Furthermore, we believe competitors may seek an exit, which we anticipate will create, in addition to the three current acquisition opportunities noted above, additional acquisition opportunities for ACFN.

ACFN is the only franchise model in our industry as compared to ACFN's competitors which operate a traditional corporate structure with contractual obligations being fulfilled by third party service companies. Significant wage inflation in 2022 combined with extremely high record setting fuel prices are driving increases in service cost and reducing profit margins while revenue is still recovering from the impact of COVID. Our business model seeks to take advantage of this opportunity by collaborating with franchise owners to fulfil contractual obligations. With limited expenses on a relative basis, and close proximity to business clients limiting the impact of fuel costs, ACFN is much better positioned to weather this storm and benefit.

The Company's Products and/or Services

Product / Service	Description	Current Market
ACFN Franchise	ACFN sells franchises to entrepreneurial individuals that want to own their own business and build an independent income stream without the usual negatives associated with a full-time retail business. Operating an ACFN franchise is part time and home based with flexible hours and capital requirements. ACFN is a great fit for individuals that are interested in franchising but don't want the risks associated with quitting their current job, high upfront investment requirements or taking on overhead with long term leases, equipment purchases and payroll.	Franchising is a thriving business model in the US. According to a study published by the International Franchise Association ("IFA") 2022 Economic Forecast for Franchising "Franchising Continues Strong Recovery". ACFN completed 12 franchise sales in the period 1/1/22 – 7/31/22 representing an annualized pace of 20.57 franchise sales and demonstrating healthy demand for our franchise. Sales for the 2 years prior to COVID were 26 in 2018 and 29 in 2019 for an average of 27.5. Note however that sales in both 2018 and 2019 were enhanced due to an acquisition and sales in January and February of 2022 were slow due to the Omicron variant outbreak.
ACFN Corporate Services	ACFN is the largest provider of turn-key outsourced ATM services to hotels in the US with more than 1,800 hotels in our portfolio. We also provide services to 900+ other locations including malls, hospitals, universities & entertainment venues.	Current market conditions favor the cost savings and operational efficiencies of ACFN's franchise model. We expect elevated costs due to wage inflation and high fuel prices will create acquisition opportunities that could result in rapid growth increasing revenue substantially and profits exponentially.

Competition

1. Our #1 competitor is a company called eGlobal. They provide services to an estimated 2,500 locations including 1,000 hotels.
2. BaumTech provides services to an estimated 400 locations including 200 hotels
3. Expedia Cash provides services to an estimated 250 malls
4. ATM of the South – regional company providing services to clients in our market Niche
5. StrongPoint Holdings – provides services to some hotels and entertainment venues .

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

ACFN is the largest provider of turn-key outsourced ATM services to hotels in the US with more than 1,800 hotels in our portfolio. We also provide services to 900+ other locations including malls, hospitals, universities & entertainment venues.

Supply Chain

✓ Bank sponsorship is with Meta Bank
✓ Gateway to national networks for transaction processing, approvals and settlement services are with Columbus Data Services ("CDS")
✓ Equipment purchased are from Triton Systems and GenMega
✓ Communication devices and management are supplied by Contour and OptConnect

<u>Note:</u> as you can see we have redundancy for both equipment and communication devices. There are also other options for processing and transaction settlement as well as bank sponsorship should that be needed.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6505060	ACFN	Service Mark	March 31, 2020	October 5, 2021	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jeffrey D. Kerr	Founder, Chief Executive Officer and Director	ACFN Franchised Inc. - Working with ACFN's VPs to grow, develop and manage the business, finding and implementing new revenue streams, maintaining compliance, managing franchise relations and both sourcing and collaborating to find acquisition opportunities (2002 – Present)	25-year experience in the ATM industry 18 years franchise development
Dana Kerr	Secretary of Corporation Network Compliance Manager, Director	ACFN Franchised Inc. - Manages processing relationships, data management and network compliance. Responsible for all functions related to proper registration of our terminals with processors and national network (2003 - Present)	Some college courses in business & accounting. 10+ years experience in network compliance
Avi Blankroth	Co-Founder and Executive VP	ACFN Franchised Inc. - Various business management focused on managing our	30 years sales & marketing

		franchise development team. Responsibilities include all aspects of franchise development. Mr. Blankroth is co-founder and holds the position of EVP since inception in 2003.	18 years franchise development
Jim Diltz	VP of Marketing	ACFN Franchised Inc. - Manages our ATM Sales & Marketing team. Responsibilities include all aspects related to business development including advancing & managing corporate relationships, marketing ACFN services to our ACFN clients. Mr. Diltz joined ACFN in 2006 and holds the position of VP of Sales & Marketing since 2010	25 years experience in sales & marketing with 19 years management experience & 15 years industry experience
Gershon Yakir	VP of Operation	ACFN Franchised Inc. - Manages our tech support team. Responsibilities include training and tech support for franchisee, customer support for corporate clients, maximizing up-time and maintaining network compliance. Mr. Yakir holds the position of VP of Operations since 2011.	Electrical Engineer Graduated from the Technion School of Engineering Haifa, Israel 1985
Nida Crisostomo	Controller	ACFN Franchised Inc. - Manages our accounting staff. Responsibilities include payroll, producing financials and managing all payments to our franchise owners and corporate clients. Ms. Crisostomo holds the position of Controller since 2018.	BS in Accountancy May 1995 CPA Philippines – Passed May 1996 MBA March 2000 25 years experience in accounting and auditing.
Roxane LaChance	VP Market Research	ACFN Franchised Inc. - Manages market research and lead development for franchisees. Mrs. LaChance joined ACFN in 2009 and holds the position of VP Market Research since 2016	12 years experience in Market Research

Biographical Information

Jeffrey D. Kerr

Jeffrey D. Kerr founded American Consumer Financial Network ("ACFN") in 1996 just weeks after the rules governing ATM transactions were changed to allow the implementation of a surcharge which was the inception of private ownership of ATMs. ACFN grew rapidly in CA and was named the 7th fastest growing private company in Silicon Valley on November 3rd 2000 and the 4th fastest growing private company in Silicon Valley on October 12th 2001 .

Building on ACFN's success in California we decided to develop the ACFN Franchise Business to gain access to new markets. We obtained all necessary regulatory approvals to allow expansion of our network throughout the US and in May of 2003 with the help of Co-Founder Avi Blankroth started actively marketing our new franchise program. As of this writing ACFN has 220+ franchises in 46 states servicing 2,700+ corporate clients. ACFN is the largest provider of outsourced ATM services to hotel in the US with more than 1,800 hotels in our portfolio.

ACFN's franchise business is nationally recognized and was ranked by Entrepreneur Magazine as #1 Franchise in our category "Miscellaneous Financial Services" in 2018 and again in 2019. ACFN was also recognized as a top franchise for vets, listed as top 100 by Franchise Gator for 2021 and ranked on Entrepreneur Magazine prestigious Franchise 500 listing as one of the fastest growing, top low-cost and top growth franchise systems in 2020 as well as one of the top part time franchises for 2021.

Dana Kerr

Dana was born in Israel and spent part of her childhood in Zambia. Upon graduating high school, she immigrated with her family to the US where she helped manage a health food store that the family owned. She spent the last 37 years holding supportive and managerial roles in several business enterprises with her husband, as well as managing large households and homeschooling their 4 children. Dana is an accomplished pianist, loves to garden, cook, and practice yoga as part of a lifelong study of health, wellness, and self-awareness.

Avi Blankroth

Mr. Blankroth had success in previous businesses starting with **Teva Natural foods** a natural food supermarket he founded and owned from 1982 – 1990. In 1990 Avi founded **Bankcard Systems Division** a national credit card processing and merchant accounts setup facility. In 1995 Bankcard Systems was sold and Avi joined **Delfin International,** a personal development seminar organizer, and quickly became one of the top producers internationally. In 1998 Avi bought the rights for Australia where he quickly grew the network to 934 distributors and ran 2-day multimedia seminars. In 2002 Avi returned to the US and in 2003 co-founded ACFN Franchised Inc. Avi is a passionate pilot who has flown single-engine planes extensively in North California as a hobby. He lives with his wife and 10-year-old twins in the South-Bay area of North California.

Jim Diltz

Jim began his professional sales career in 1997 at Alsco, Inc. In Denver, Colorado as a route sales representative. This is where he first developed his marketing skillset and a foundation of servicing the client. In 1999 Jim was promoted to District Manager and less than one year later his district became the #1 district for growth and profitability. In 2002 Jim transferred to the Alsco, Inc. branch in San Francisco and in less than one year lead that district to #1 performance. In 2004, Jim was promoted to SF Service Manager overseeing the 5 districts throughout the bay area. In 2006, Jim decided to leave Alsco, Inc. and join ACFN. On a personal note, Jim is married with 3 children and enjoys spending time with family, history, and the great outdoors.

Gershon Yakir

Gershon eared his BSc in electrical engineering from the Technion Institute of technology in Haifa Israel (Class of 1985). After his graduation Gershon joined the Israeli Navy as an engineer and worked in the design and implementation of Command, Control, Communication, and Intelligence systems for the Israeli Naval fleet. After his military service Gershon joined ECI Telecom a worldwide leader in the manufacturing of telecommunication equipment. Gershon was responsible for the marketing, sales, and operations of ECI Telecom in Southeast Asia based out of Bangkok, Thailand. Through his work and local partnerships, the company enjoyed large scale deployment of its equipment and projects to local telecom carriers across Southeast Asia. Upon his return to the US in 1998 Gershon joined the RAD group based in Mahwah, NJ. Gershon was responsible for the US marketing, sales, and operations for Radwiz, Inc. one of its startups specializing IP and data communications fields. After the acquisition of Radwiz, Inc. by Terayon Communications Systems Gershon moved to Silicon Valley with his family and focused on sales and marketing of Terayon's telecom equipment to major US carriers. Gershon also developed extensive experience as a private real estate investor and extensive business experience though the ownership of several small businesses. In his free time Gershon loves spending time with family and friends, hiking and mountain biking. Gershon is married with Iris for 34 years and they have 2 beautiful daughters Maayan and Noa. Gershon joined ACFN Franchised Inc. in 2010.

Nida Crisostomo

Nida earned her CPA and MBA in the Philippines prior to migrating to the US. She was an accounting professor and a government auditor for almost 10 years. She also worked as the Director of Finance and Operations at a non-profit organization based in Mountain View, CA for 11 years before joining ACFN. During her free time, she loves to travel and explore different types of food and wine with friends and family. She is the very proud mother of her only daughter, Maria, and believes that the happiest people don't necessarily have the best of everything, they just make the best of everything.

Roxane LaChance

Before ACFN Roxane attended college courses with the intention to pursue a job in child development. Roxane later switched majors to go into business classes and in 2009 joined ACFN. During Roxane's free time she enjoys reading and exploring the outdoors with her kids. She also has a passion for baking and learning new recipes to cook for the family.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000 shares of common stock of which 10,000 are issued and outstanding, with no par value per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,000
Par Value Per Share	no par value per share
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	98.997%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following options, SAFEs, convertible notes, or warrants outstanding:

Type	Crowd SAFE
Face Value	$280,831.40
Par Value Per Share	none
Voting Rights	none
Material Terms	Valuation Cap: $28,000,000 for each investor who invested during the first tranche of the Offering, which included the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD and $35,000,000 for each investor who invested during the second tranche of the Offering, which included all subscriptions from $1,000,000.01 USD to $5,000,000.00 USD.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.003%

Outstanding Debt

As of September 30, 2023, the Company has the following debt outstanding:

Type	Economic Injury Disaster Loan
Creditor	SBA
Amount Outstanding	$476,937
Interest Rate and Amortization Schedule	3.75%, $2,437 per month
Description of Collateral	The collateral includes all the tangible and intangible personal properties of the Company.
Maturity Date	April 22, 2050
Date Entered Into	April 22, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jeffrey D. Kerr	5,000 shares of Common Stock	90%
Dana Kerr	5,000 shares of Common Stock	10%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Liquidity and Capital Resources

On March 23, 2023, the Company closed an offering pursuant to Regulation CF and raised $280,831.40.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make material capital expenditures in the near future, including but not limited to, acquisitions.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$280,831.40	$280,831.40	Paid Marketing, Acquisitions, and General Operational Costs	March 23, 2023	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: the Company issued a Promissory Note of $122,000 to Mr. Kerr, CEO and officer, in February 2017. The note bears no interest rate and due on demand. On December 21, 2021, Mr. Kerr converted the Promissory Note as equity withdrawal.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jeffrey D. Kerr
_____
(Signature)

Jeffrey D. Kerr
_____
(Name)

Founder & Chief Executive Officer
_____
(Title)

I, Jeffrey D. Kerr, the Chief Executive Officer of ACFN Franchised Inc., certify that the financial statements of ACFN Franchised Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Jeffrey D. Kerr
_____
(Signature)

Jeffrey D. Kerr
_____
(Name)

Founder & Chief Executive Officer
_____

January 26, 2024
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jeffrey D. Kerr
_____
(Signature)

Jeffrey D. Kerr
_____
(Name)

Director
_____
(Title)

January 26, 2024
_____
(Date)

/s/ Dana Kerr
_____
(Signature)

Dana Kerr
_____
(Name)

Director
_____
(Title)

January 26, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

A PCAOB Registered CPA Firm
Simon & Edward, LLP
Certified Public Accountants & Consultants

ACFN Franchised, Inc.

Financial Statements

As of and for the year ended September 30, 2023,
As of and for the nine months ended September 30, 2022
As of and for the years ended December 31, 2021, and 2020

AN INDEPENDENT MEMBER OF BDO ALLIANCE USA

AN INDEPENDENT MEMBER OF

BDO

ALLIANCE USA

A PCAOB Registered CPA Firm
Simon & Edward, LLP
Certified Public Accountants & Consultants

17506 Colima Road Suite #101
Rowland Heights, CA 91748
Tel: +1 (626) 581-0818
Fax: +1 (626) 581-0809

Independent Auditors' Report

To the Board of Directors and Stockholders
ACFN Franchised, Inc.
San Jose, California

Opinion

We have audited the financial statements of ACFN Franchised, Inc. (the Company), which comprise the balance sheets as of September 30, 2023 and 2022, and December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020 then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

3

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

(To be Sign-off)

Rowland Heights, California
December 27, 2023

	As of September 30,		As of December 31,	
	2023	2022	2021	2020
Assets				
Current Assets:				
Cash	$ 551,585	$ 1,144,846	$ 1,153,502	$ 563,996
Accounts receivable, net of allowance for bad debt of $0	232,082	166,713	23,618	52,271
Inventories	57,542	49,944	186,099	172,648
Notes receivable, current	44,565	70,345	80,114	95,294
Loan to shareholder	-	-	-	122,000
Other current assets	30,010	48,217	31,963	59,029
Total current assets	915,784	1,480,065	1,475,296	1,065,238
Noncurrent Assets:				
Property and equipment, net	21,064	34,296	41,327	41,633
ROU assets-operating lease	25,984	130,414	-	-
Notes receivable, noncurrent	50,926	43,773	48,955	95,990
Deferred assets, net	240,598	127,757	130,997	143,531
Deferred tax assets	18,468	-	-	-
Deposits and other assets	18,283	18,283	38,283	27,451
Total noncurrent assets	375,323	354,523	259,562	308,605
Total Assets	$ 1,291,107	$ 1,834,588	$ 1,734,858	$ 1,373,843
Liabilities and stockholders' Equity				
Current Liabilities:				
Accounts payable and accrued expenses	$ 12,101	$ 189,827	$ 57,627	$ 32,120
Commission payables	1,633,934	1,662,495	1,415,530	786,283
Advances from customers	68,908	72,494	10,000	53,090
Current operating Lease liabilities	31,130	122,186	-	-
Loan from officers	200,000	200,000	200,000	-
Loans, current	30,592	18,142	27,332	791,000
Total current liabilities	1,976,665	2,265,144	1,710,489	1,662,493
Long Term Liabilities:				
Lease liabilities, noncurrent	-	31,130	-	-
Payable for assets purchased	3,184	316,779	507,068	509,631
Loans, noncurrent	446,345	481,105	499,247	581,500
Deferred tax liabilities	84,666	-	-	-
Total long term liabilities	534,195	829,014	1,006,315	1,091,131
Total Liabilities	2,510,860	3,094,158	2,716,804	2,753,624
Commitments and Contingencies (Note 12)				
Stockholders' Equity (Deficit):				
Common stock, no par value, 100,000 share authorized and 1,000 shares issued and outstanding	-	-	-	-
Common stock issuable	116,681	-	-	-
Accumulated deficit	(1,336,434)	(1,259,570)	(981,946)	(1,379,781)
Total stockholders' deficit	(1,219,753)	(1,259,570)	(981,946)	(1,379,781)
Total Liabilities and Stockholders' Deficit	$ 1,291,107	$ 1,834,588	$ 1,734,858	$ 1,373,843

The accompanying notes are an integral part of these financial statements

	Year Ended September 30, 2023	Nine Months Ended September 30, 2022	Years Ended December 31,	
			2021	2020
Revenues, net				
Processing fee income	$ 13,852,467	$ 10,483,639	$ 12,225,585	$ 8,340,218
Franchise fee and other income	473,016	373,968	155,542	321,622
Machine and parts sales, net	345,576	278,268	321,986	444,273
Total revenues, net	14,671,059	11,135,875	12,703,113	9,106,113
Cost of revenues	12,199,846	9,255,355	10,714,394	7,393,088
Gross profit	2,471,213	1,880,520	1,988,719	1,713,025
Operating expenses				
Payroll and employee benefits	1,794,607	1,280,883	1,253,249	1,769,907
Selling, general and administrative expenses	661,592	626,800	737,893	723,591
Total operating expenses	2,456,199	1,907,683	1,991,142	2,493,498
(Loss) income from operations	15,014	(27,163)	(2,423)	(780,473)
Other income (expense):				
Net of assets purchased and sold	-	(12,128)	(1,700)	(438,357)
Forgiveness of PPP loans	-	-	563,297	-
ERC credits grant	-	134,021	83,264	-
Interest expense	(34,490)	(35,371)	(37,249)	(10,604)
Financing cost	(10,737)	-	-	-
Other income, net	21,248	8,777	10,556	19,110
Total other income (expense), net	(23,979)	95,299	618,168	(429,851)
Income (loss) before income tax provision	(8,965)	68,136	615,745	(1,210,324)
Income tax provision	67,899	2,000	2,400	2,189
Net income (loss)	$ (76,864)	$ 66,136	$ 613,345	$ (1,212,513)

The accompanying notes are an integral part of these financial statements

| | Common Stock | | | Accumulated | Total Stockholders' |
	Shares	Amount	To be Issued	Deficit	Deficit
Balance - December 31, 2018	**1,000**	-	-	$ 133,613	$ 133,613
Distribution	-	-	-	(305,678)	(305,678)
Cumulative-effect adjustment resulting from adoption of ASC 606 (restated)	-	-	-	-	-
Net income	-	-	-	86,336	86,336
Balance - December 31, 2019	**1,000**	-	-	**(85,729)**	**(85,729)**
Distribution	-	-	-	(81,539)	(81,539)
Net loss	-	-	-	(1,212,513)	(1,212,513)
Balance - December 31, 2020	**1,000**	-	-	**(1,379,781)**	**(1,379,781)**
Transferred loan to officer to equity distribution				(122,000)	(122,000)
Distribution	-	-	-	(93,510)	(93,510)
Net income	-	-	-	613,345	613,345
Balance - December 31, 2021	**1,000**	-	-	**(981,946)**	**(981,946)**
Distribution	-	-	-	(343,760)	(343,760)
Net income	-	-	-	66,136	66,136
Balance - September 30, 2022	**1,000**	-	-	**(1,259,570)**	**(1,259,570)**
Shares issuable	-	-	116,681	-	116,681
Net Loss	-	-	-	(76,864)	(76,864)
Balance - September 30, 2023	**1,000**	$ -	$ 116,681	$ (1,336,434)	$ (1,219,753)

The accompanying notes are an integral part of these financial statements

	Year Ended September 30, 2023	Nine Months Ended September 30, 2022	Years Ended December 31,	
			2021	2020
Cash flows from operating activities:				
Net income (loss)	$ (76,864)	$ 66,136	$ 613,345	$ (1,212,513)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	55,779	109,895	43,705	26,319
Forgiveness of PPP loans	-	-	(563,297)	-
Deferred income tax expenses	66,198	-	-	-
Net of assets purchased and sold	-	12,128	1,700	438,357
Inventory written-off	-	84,690	-	-
Changes in assets and liabilities:				
Accounts receivable	(65,369)	(143,095)	28,653	(205)
Inventories	(321,193)	(150,952)	(17,714)	49,226
Other current assets	18,207	(16,254)	27,067	30,507
Operating lease assets and liabilities	(18,556)	(28,762)	-	-
Notes receivable	18,627	14,951	62,215	65,239
Deferred assets	(152,396)	(15,000)	(10,000)	(16,901)
Deposits and other assets	-	20,000	(10,832)	2,913
Accounts payable and accrued expenses	(176,926)	109,417	24,755	(101,968)
Commission payables	(28,561)	246,965	629,247	(963,383)
Advances from customers	(3,586)	62,494	(43,090)	(993,653)
Net cash provided by (used in) operating activities	(684,640)	372,613	785,754	(2,676,062)
Cash flows from investing activities:				
Acquisition of equipment	(2,992)	(10,177)	(20,865)	(18,877)
Net cash (used in) provided by investing activities	(2,992)	(10,177)	(20,865)	(18,877)
Cash flows from financing activities:				
Proceeds from new borrowings	-	-	-	50,000
Proceed from new borrowing from officer	-	-	200,000	-
Proceeds from SBA loans	-	-	271,900	872,500
Repayments of borrowings	(22,310)	(27,332)	(553,772)	(1,275,000)
Proceeds from SAFE Note	116,681	-	-	-
Equity distribution	-	(343,760)	(93,511)	(81,540)
Net cash used in financing activities	94,371	(371,092)	(175,383)	(434,040)
Net (decrease) increase in cash and restricted cash	(593,261)	(8,656)	589,506	(3,128,979)
Cash and restricted cash – beginning of period	1,144,846	1,153,502	563,996	3,692,975
Cash and restricted cash – end of period	$ 551,585	$ 1,144,846	$ 1,153,502	$ 563,996
Supplemental disclosure of cash flows information				
Cash paid during the periods:				
Interest	$ 34,490	$ 35,371	$ 37,249	$ 151,571
Income taxes	$ 1,194	$ 2,111	$ 800	$ 2,790
Non-cash investing and financing activities				
Transferring loan to officer to equity distribution	$ -	$ -	$ 122,000	$ -

The accompanying notes are an integral part of these financial statements

1. NATURE OF OPERATIONS

ACFN Franchised, Inc. (the "Company") was incorporated on October 4, 2002 in the state of California. The Company franchises automated teller machines ("ATM") businesses and provides ATM financial transaction processing and related services. The Company also sells ATM parts and equipment and provides technical support along with business strategies to its franchisees. Starting from 2012, the Company has engaged in acquisition of ATM Portfolios which are in turn sold individually to their franchisees. On August 31, 2022, the board of the Company determined it's in the best interest of the Company and its shareholders to change the fiscal year to September 30th starting September 30, 2022.

The coronavirus pandemic ("COVID-19") has resulted in global economic disruptions since 2020. The Company has experienced adverse impacts on its business due to the nationwide outbreak and restrictions on business travel during the nine months ended of September 30, 2022, and the years of 2021 and 2020. The extent of the COVID-19 impact to the Company will depend on numerous factors and developments related to COVID-19.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

Accounts Receivable and allowance for bad debts

Accounts receivables are carried at original invoice amount less the allowance for doubtful accounts based on a review of all outstanding amounts at year end. Management determines the allowance for doubtful accounts based on a combination of write-off history, aging analysis, and any specific known troubled accounts. Trade receivables are written off when deemed uncollectible. The allowance for doubtful accounts was nil as of September 30, 2023 and 2022, and December 31, 2021 and 2020.

Inventories

Inventories, consisting of ATM and cellphone charge machines, are stated at the lower of cost (average cost method) or net realizable value. The Company reviews its inventory periodically for possible obsolete goods to determine if any reserves are necessary. The estimate for obsolete inventory is based on historical sales experience together with a review of the current status of existing inventory. As of September 30, 2023 and 2022, and December 31, 2021 and 2020, inventory valuation allowance was $nil. During the years ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020, the Company has written off nil, $84,690, nil, and nil inventory based on annual review for obsolete inventories, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are recorded at cost. Major improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Gains and losses from disposition of property and equipment are included in income and expense when realized.
Depreciation is provided using the straight-line method over the following estimated useful lives:

Furniture and fixtures	7-10	years
Equipment	10	years
Computers	3-5	years
Lease improvement	2.5	years

Leases

Prior to January 1, 2022, the Company accounted for leases under Accounting Standards Codification ("ASC") 840, Accounting for Leases. Effective from January 1, 2022, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases.

On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right of use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months.

ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board ("FASB") including ASC Topic 840, Leases.

For operating leases, we calculated right of use assets and lease liabilities based on the present value of the remaining lease payments as of the date of adoption using the incremental borrowing rate as of that date.

The adoption of ASC 842 resulted in recording an adjustment to operating lease right of use assets and operating lease liabilities of $130,414 and $153,316, respectively as of September 30, 2022. The difference between the operating lease ROU assets and operating lease liabilities at transition represented unamortized deferred rent as of adoption date. The adoption of ASC 842 did not materially impact results of operations, cash flows, or presentation thereof.

Impairment of Long-lived Assets

The Company reviews the carrying values of the long-lived assets when circumstances warrant as to whether the carrying value has become impaired. The Company considers assets to be impaired if the carrying value of an asset exceeds the present value of future undiscounted cash flows from its related operations. As of September 30, 2023 and 2022, and December 31, 2021 and 2020, the Company was not aware of any events or changes in circumstances that would indicate that the long-lived assets are impaired.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Assets

The Company deferred the direct referral cost and commission related to franchise sales and recognized as costs and amortized with the same term of franchise agreement. Indirect costs, which are regular and recurring costs bearing no relationship to sales, are expensed when incurred. The Company amortizes such direct cost on a straight-line basis over 10 years.

The Company deferred the direct financing cost related to issuance of simple agreements for future equity ("Crowd SAFE") and recognized as financing costs and amortized with the estimated existing period of Crowd SAFE. The Company amortizes such direct cost on a straight-line basis over 6 years.

Commission Payables

Commission payables represent money collected on behalf of the franchisees and/or locations under the franchise agreement or location agreement from ATM surcharge fees charged to the ATM users. As of September 30, 2023 and 2022, and December 31, 2021 and 2020, the Company had $1,633,934, $1,662,495, $1,415,530 and $786,283 commission payables net of $30,860, $8,929, $4,130 and $50,812 uncashed checks for location commission payables, respectively. According to the Company's policy, ACFN continues to honor and reissue those checks whenever requested.

Revenue Recognition

The Company relies upon ASC 606, *Revenue from Contracts with Customers*, to recognize revenue and contract liabilities – deferred franchise fee. The primary revenue sources consisted of the following:
- Initial franchise fees
- Transaction processing fees
- Sales of ATM machine and parts
- Training classes income
- Other incomes

Revenues from ATM machine and parts and transaction processing fees are recognized when the Company has substantially performed or satisfied all material services or conditions relating to the franchise agreement. Substantial performance has occurred when: 1) no remaining obligations are unfulfilled under the franchise agreement; 2) there is no intent to refund any cash received or to forgive any unpaid amounts due from franchisees; 3) all of the initial services in the franchise agreement have been performed; and 4) all other material conditions or obligations have been met. All performance obligations detailed in the franchise agreement relating to ATM machine sales and processing fees are considered met at the time of ATM machine shipment and cash withdrawal transaction is completed, respectively.

Upon the execution of a franchise agreement, a $25,000 payment from the franchisee up-front is required, which generally covers preopening service provided, including but not limited to the initial franchise fees, location fees, operation know-how, right to use marks and license and customer service fees over the franchising term.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

In accordance with ASC 606, the Company recognizes the contract as a contract liability − deferred franchise fees when the Company receives the up-front franchise fee for the portion the Company will fulfill their performance obligations over the entire franchising term.

The Company derives its revenue mainly from transaction processing fees after the ATM machine is installed and ready to serve. Processing fees, which include intercharge, transaction surcharge, ATM administration, ATM communications, and other ATM transaction-related fees, are recognized in the period the transaction conducted.

The Company adopted ASC 606 Revenue from Contracts with Customers on January 1, 2019. Upon adoption of the new revenue guidance, timing of revenue recognition for franchise fee changed while other revenue sources remain unchanged, like processing fees, sales of ATM machines and parts, training class fees and others since the majority of the Company's franchising agreements have a 10-year contract term. The revenue related to the service components included in the $25,000 up-front franchise fee was initially recognized over the period of the franchising contract after adoption of ASC 606. The cumulative effect of adopting ASC 606 on January 1, 2019 is $1,789,527 of the opening balance of retained earnings being adjusted to contract liabilities.

On January 28, 2021, FASB issued ASU 2021-02, subtopic ASC 952-606, a practical expedient which allows a private-company franchisor that has entered into a franchise agreement to treat certain pre-opening services provided to franchisee as distinct from the franchise license. Amendments upon adoption of ASU 2021-02 must be applied retrospectively as of the date of initial application of ASC 606, with a cumulative-effect adjustment to opening retained earnings. The Company elected to adopt ASU 2021-02 on January 1, 2021 and retrospectively applied the practical expedient from the first date of application of ASC 606: January 1, 2019. See Note 4 for the amendments.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expense amounted to approximately $18,424, $14,522, $23,063 and $91,032 for the year ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020, respectively.

Shipping and Handling Costs

The Company records outbound shipping and handling fees in selling, general and administrative expenses which amounted to $7,013, $3,940, $4,782 and $9,669 for the years ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020, respectively.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, Financial Accounting Standards Board ("FASB") ASC Topic 820-10-35 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

For cash, accounts receivable, inventories, other current assets, accounts payable and accrued expenses, commission payables, advances from customers, and due to officers, the carrying amounts of these items approximated fair values.

ERC Credit Grant

The California Employee Retention Credit (ERC), or California Employee Retention Tax Credit (ERTC) for CA small businesses financially affected by COVID, is a tax credit subsidy equal to 50% of eligible salary offered to workers by a qualified employer between March 12, 2020, and January 1, 2021. During the years ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020, the Company received ERC Credit totaling $nil, $134,021, $83,264 and $nil, respectively, which were recognized under other income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

For the nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020 The Company has elected to be treated as an S Corporation for federal and state income tax purposes. Pursuant to this election, the taxable income and loss of the Company is included in the income tax returns of the stockholders. Consequently, no federal income tax provision is recorded in the accompanying financial statements. It is not subject to income tax examinations by US federal, state and local tax authorities for years before 2017.

As of September 30, 2023 and 2022, and December 31, 2021 and 2020, a franchise tax equal to $800 was imposed upon the Company by the State of California, respectively. The income tax obligations for the Company at Texas were $1,463, $1,200, $1,600 and $1,389 as of September 30, 2023 and 2022, and December 31, 2021 and 2020, respectively.

New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses". The standard, including subsequently issued amendments (ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2019-11), requires a financial asset measured at amortized cost basis, such as accounts receivable and certain other financial assets, to be presented at the net amount expected to be collected based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In November 2019, the FASB issued ASU No. 2019-10 to postpone the effective date of ASU No. 2016-13 for All other entities (other than public entities) to fiscal years beginning after December 15, 2022. The Company is evaluating the impact of this guidance on its financial statements.

There were other updates recently issued. The management does not believe that other than disclosed above, the recently issued, but not yet adopted, accounting pronouncements will have a material impact on its financial position results of operations or cash flows.

3. **CONCENTRATION OF RISK**

Significant Customers

The Company has a diversified customer base, each of which accounts for less than 10% of total sales and accounts receivable. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for un-collectible accounts and, consequently, believes that its accounts receivable related credit risk exposure beyond such allowance is limited.

Cash

The Company's cash consists of cash in banks and petty cash. The Company maintains its cash balances at one U.S bank and one Canada bank, both of which are non-interest-bearing transaction account and are insured by Federal Deposit Insurance Corporation (FDIC) and Canada Deposit Insurance Corporation, respectively. The standard insurance amount is $250,000 per depositors under the FDIC's general deposit insurance rules. The Canada bank account was insured by the Canada Deposit Insurance Corporation up to $100,000.

As of September 30, 2023 and 2022, and December 31, 2021 and 2020, total uninsured cash balances of the Company were $293,111, $887,365, $896,577 and $255,982, respectively.

Significant Vendors

A significant portion of the Company's ATMs and related accessories are purchased from one vendor. The total purchase from the vendor during the years ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020, and the accounts payable due to the vendor as of September 30, 2023 and 2022, and December 31, 2021 and 2020 are as follows:

	As of and For the Year Ended September 30, 2023	As of and For the Nine Ended September 30, 2023	As of and for the Years Ended December 31,	
			2021	2020
Total purchase from vendor A	120,285	81,625	145,720	273,738
Percentage of total purchase	54%	28%	58%	86%
Accounts payable due to vendor A	-	2,237	8,249	21,294
Percentage of total accounts payable	100%	100%	100%	100%

4. RESTATEMENTS

On January 1, 2021, the Company adopted ASU 2021-02, a practical expedient which allows a private-company franchisor that has entered into a franchise agreement to treat certain pre-opening services provided to franchisee as distinct from the franchise license. Amendments upon adoption of ASU 2021-02 must be applied retrospectively as of the date of initial application of ASC 606, with a cumulative-effect adjustment to opening retained earnings.

As result of the adoption, franchise fee income for the year ended December 31, 2020 have been restated as follows (adjusted line items):

December 31,	*2020*		
	As previously reported	Change	As restated
Current Liabilities:			
Contract liabilities - deferred franchise fee, current	299,527	(299,527)	-
Total current liabilities	1,962,020	(299,527)	1,662,493
Long Term Liabilities:			
Contract liabilities - deferred franchise fee, noncurrent	1,325,900	(1,325,900)	-
Total long term liabilities	2,417,031	(1,325,900)	1,091,131
Total liabilities	**4,379,051**		**2,753,624**
Stockholders' Equity (Deficit):			
Cumulative-effect resulting from adoption of ASC 606	(1,789,527)	1,789,527	-
(Accumulated defincit) Retained earnings	(1,215,681)	1,461,327	245,646
Total stockholders' (deficit) equity	(3,005,208)	3,250,854	245,646
Total liabilities and stockholders' (deficit) equity	**1,373,843**	1,625,427	**2,999,270**

Years Ended December 31,	*2020*		
	As previously reported	**Change**	**As restated**
Franchise fee and other income	616,930	(295,308)	321,622
Total revenues	9,401,421	(295,308)	9,106,113
(Loss) income from operations	(485,165)	(295,308)	(780,473)
(Loss) income before income tax provision	(915,016)	(295,308)	(1,210,324)
Net (loss) income	(917,205)	(295,308)	(1,212,513)

		Retained Earnings / As previously reported	Change	Retained Earnings / As restated
Balance - December 31, 2019	$	**(2,006,463)**	**1,920,735**	**(85,728)**
Distribution		(81,540)		(81,540)
Net loss		(917,205)	(295,308)	(1,212,513)
Balance - December 31, 2020		**(3,005,208)**	**1,625,427**	**(1,379,781)**

5. NET OF ASSETS PURCHASED AND SOLD

The Company entered into a purchase agreement (the "APA agreement") with A Company on September 19, 2019 to purchase all 435 ATMs owned by A Company at the locations specified in the agreement along with and the associated intangible property rights, placement agreements and vendor contracts for an estimated purchase price of $7,000,000. The total consideration comprises with $866,686 cost of ATM machines, $4,900,000 goodwill, and $1,233,314 future revenue per the purchase agreement. $2,100,000 hold-back amount (out of total consideration) will be paid to A Company over 36 months upon the transaction is consummated. The purchase price will be finalized through valuation report of the ATM locations finalized. The Company determines the purchase is an asset purchase and will record each ATM machine/location at the purchase price which approximates the fair value at the closing date of the transaction upon change of control.

The Company entered into an addendum with A Company on the APA agreement and extended the secondary closing date from May 3, 2020 to November 3, 2020 due to the impact of COVID-19. Further, ACFN agreed to the distribution of $1,694,127, a portion of the value of locations already transferred from A Company to the Company. As of June 8, 2020, the Company has transferred 157 ATM machines from A Company pursuant to the APA agreement.

On June 12, 2020, the APA Agreement was terminated after the first 157 ATM machines and locations ("ATM Locations") have been transferred mutually agreed by both parties. Pursuant to the termination agreement, ACFN will hold the settlement/commission for the CBL locations and the locations transferred before June 8, 2020, and A Company will use the bill of sale form that is appended to the APA and send it to ACFN for execution to transfer further titles of the equipment from A Company to ACFN after compiling all of the serial numbers for the units A Company has transferred (and will transfer). During the remaining 2020, the Company purchased another 20 ATM Locations from A Company for which the Company has pre-negotiated with franchisees and sold immediately after the titles were transferred from A Company.

All the ATM machines were purchased at a fixed price - $2,250 and sold with zero gross profit, and the rest purchase amount for each location represents the fair market value of the location based on the historical fee revenue and the remaining lease term. The Company also negotiate each ATM Locations with the franchises. All 177 ATM locations purchased from A Company was sold within the year of 2020.

ACFN also offered the franchisees who purchased ATM Locations a "Prorated Refund" term in 30 months in case of location is lost after signing the purchase agreement. Pursuant the term 2.6 "Holdback term" under APA Agreement, ACFN will be compensated by A Company in case of location is lost involuntarily within 36 months after sales. The "Holdback" term is still valid after the APA terminated and the Bill of Sales Form is used. Thus, no reserve deemed necessary for the $2,459,941 ATM Locations purchased and sold under the Assets purchase transactions.

Given the nature of nonrecurring transaction of assets acquisition and immediately sold, which is outside of normal business of ACFN, further, the right of return under purchase agreements with the franchisees is fully backed up with the "Holdback" term under APA Agreement, the Company determined it's appropriate to report net amount of the assets purchased and sold under non-operation expense for the year ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020.

5. NET OF ASSETS PURCHASED AND SOLD (continued)

As of September 30, 2023 and 2022, and December 31, 2021 and 2020, ACFN recorded payable for assets purchased in the amounts of $3,184, $316,779, $507,068, and $509,631, respectively. The following table summarized the transaction with A Company during the years ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020:

	Year Ended September 30, 2023	Nine Months Ended September 30, 2022	Years Ended December 31,	
			2021	2020
ATM Locations sold				
Sales ATM Locations	$ -	-	$ 29,551	$ 2,094,842
Sales ATM machines	-	-	-	365,099
Prorated Refund	-	(15,920)	-	-
	-	(15,920)	29,551	2,459,941
ATMs purchased				
Purchase Price	-	-	(29,921)	(2,625,759)
Purchase of Spare Parts	-	-	-	(6,355)
Prorated Refund	-	25,360	-	-
	-	25,360	(29,921)	(2,632,114)
Expenses				
- Broker fee	-	(21,568)	(1,330)	(106,802)
- Escrow fees	-	-	-	(5,500)
- Interest expense	-	-	-	(140,967)
- Legal and Professional fees	-	-	-	(12,915)
	-	(21,568)	(1,330)	(266,184)
Loss on acquisition of Expedia AT	$ -	(12,128) $	(1,700) $	(438,357)

6. NOTES RECEIVABLE

The Company offers a program that provides financing for qualifying franchisees through promissory notes that are secured by Security Agreements signed between the Company and franchisees. For each qualifying franchisee, the Company provides financing of ATM purchases over a term ranging from 12 to 36 months in equal monthly installments. All promissory notes bear interest rates of 8.90% to 9.90% per annum on a case-by-case basis.

Notes receivable consisted of the following:

	As of September 30,		As of December 31,	
	2023	2022	2021	2020
Note receivables	$ 95,491	$ 114,118	$ 129,069	$ 191,284
Less: current	(44,565)	(70,345)	(80,114)	(95,294)
Total receivables, noncurrent	$ 50,926	$ 43,773	$ 48,955	$ 95,990

The Company recognized interest income generated from the promissory notes issued of $6,363, $8,056, $12,103 and $17,294 for the years ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020, respectively.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

| | As of September 30, | | As of December 31, | |
	2023	2022	2021	2020
Furniture and fixtures	$ 53,054	$ 53,054	$ 53,054	$ 152,077
Computer and equipment	75,492	72,500	62,323	176,595
Leasehold improvement	13,420	13,420	13,420	-
Total property and equipment	141,965	138,974	128,797	328,672
Less: accumulated depreciation	(120,901)	(104,678)	(87,470)	(287,039)
Total property and equipment, net	$ 21,064	$ 34,296	$ 41,327	$ 41,633

For the years ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020, depreciation expenses were $16,223, $17,208, $21,171 and $23,407, respectively. During the year ended December 31, 2021, the Company wrote off $220,740 equipment and furniture and fixtures which had been fully depreciated.

8. LEASES

For operating leases, we calculated right of use assets and lease liabilities based on the present value of the remaining lease payments as of the date of adoption using the incremental borrowing rate, in accordance with ASC 842, Leases. The Company leases office space in California.

The components of lease expense for the years ended September 30, 2023 and nine months ended September 30, 2022 are as follows:

	Year Ended September 30, 2023	Nine Months Ended September 30, 2022
Operating lease expense	$ 4,381	$ 7,161
Amortization of right-of-use assets	104,430	74,447
Total lease expense	$ 108,811	$ 81,608

Future minimum lease payments for all leases as of September 30, 2023 are as follows:

Years ending September 30,	Amount
2024	$ 32,348
Less: present value adjustment	(1,218)
Total	**$ 31,130**

8. LEASES (continued)

Operating lease liabilities are based on the net present value of the remaining lease payments over the remaining lease term. In determining the present value of lease payments, the Company used its incremental borrowing rate based on the information available at the lease commencement date. As of September 30, 2023, the weighted average remaining lease term is 0.33 years and the weighted average discount rate used to determine the operating lease liabilities is 5.0%.

9. DEFERRED ASSETS, NET

The Company deferred the broker and referral fees of acquiring new franchisees and direct financing cost of Crowd SAFE issuance, these deferred costs were amortized over the lifetime of the franchising contract and the estimated lifetime of Crowd SAFE. Deferred assets consisted of the following:

| | As of September 30, | | As of December 31, | |
	2023	2022	2021	2020
Broker & Referral Fees	$ 271,500	$ 251,500	$ 236,500	$ 211,500
Financing cost-SAFE	128,845	-	-	-
Less: accumulated amortization	(159,747)	(123,743)	(105,503)	(60,807)
Total deferred assets, net	$ 240,598	$ 127,757	$ 130,997	$ 150,693

For the years ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020, amortization expense was $36,004, $18,240, $22,534 and $22,161 respectively. The amortization of deferred assets as of September 30, 2023 in the future five years is as following:

Years Ended September 30,	
2024	$ 46,449
2025	45,249
2026	42,555
2027	40,874
2028 and thereafter	65,471
Total	$ 240,598

10. RELATED PARTY TRANSACTION

The Company issued a Promissory Note of $122,000 to Mr. Kerr, CEO and officer, on February 2017. The note bears no interest rate and due on demand. On December 21, 2021, Mr. Kerr converted the Promissory Note as equity withdrawal.

Due to the ongoing impact of the Coronavirus on business, the Company's shareholders have determined that additional capital investment is needed at this time to support the Company's capital needs until the company operations and revenues are fully recovered. Shareholders lent the Company $200,000 on December 2021 with 5% interest rate per annum until this loan is paid back in full. $16,000, $12,000, $nil and $nil of interest expense, respectively, were recorded during the years ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020.

11. NOTES PAYABLE

The Company had notes payable as follows:

Description	As of September 30, 2023	As of September 30, 2022	As of December 31, 2021	As of December 31, 2020
($500,000 EIDL Loan) - On April 22, 2020, the Company received $500,000 EIDL with interest rate at 3.75% per annum and installment payments, including principal and interest over 30 years.	$ 476,937	$ 499,247	$ 499,247	$ 500,000
($500,000 Revolving Bank Loan) - On July 21, 2017, the Company entered a master revolving note with the bank in the amount of $500,000 revolving note, due on demand.	-	-	-	500,000
($291,900 and $372,500 PPP Loan) - On March 2021 and May 2020, the Company received PPP Loan of $271,900 and $372,500 with interest rate of 1.00% per annum.	-	-	27,332	372,500
Total notes payable	476,937	499,247	526,579	1,372,500
Less: current portion	(30,592)	(18,142)	(27,332)	(791,000)
Notes payable, net of current portion	$ 446,345	$ 481,105	$ 499,247	$ 581,500

- **$500,000 EIDL Loan** - On April 22, 2020, the Company received $500,000 SBA Economic Injury Disaster Loan ("EIDL") under the CARES Act. The EIDL program is designed to provide economic relief to businesses that are currently experiencing a temporary loss of revenue due to COVID-19. Interest accrues at the rate of 3.75% per annum and accrues only on funds advance from the date(s) of each advance. Installment payments, including principal and interest, of $2,437 monthly, begin at Twelve (12) months from the date of the promissory note, the monthly payment has subsequently changed to $4,000 per month in July, 2023. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory note. The collateral includes all the tangible and intangible personal properties. The Company classified the SBA EIDL loan as noncurrent liabilities as of September 30, 2023 and 2022, and December 31, 2021 and 2020 in the amounts of $446,345, $481,105, $499,247 and $500,000, respectively.

- **$500,000 Revolving Bank Loan** - On July 21, 2017, the Company entered a master revolving note with the bank in the amount of $500,000 revolving note, due on demand. The interest rate of the revolving note is prime reference rate plus 1.00% per annum, 4.25% and 5.75% for 2020 and 2019, respectively. Both notes are secured by the collaterals of substantially all of the Company's assets. As of September 30, 2023 and 2022, and December 31, 2021 and 2020, the loan balances under the revolving note were $nil, $nil, $nil and $500,000, respectively. $nil, $nil, $11,688 and $18,874 interest expense paid in connection to the revolving line during the years ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020, respectively.

11. NOTES PAYABLE (continued)

- ***$291,900 and $372,500 PPP Loan*** - On March 2021 and May 2020, the Company received Promissory Notes (the "Note") of $271,900 and $372,500 from Paycheck Protection Program (the "PPP Loan") through Comerica Bank (the "Lender") under the CARES Act excused by government due to the COVID-19 crisis. The interest rate on this Note is a fixed rate of 1.00% per annum. The loan will be due in one payment of all outstanding principal plus all accrued unpaid interest in two years after the date of this Note. According to the program terms, the PPP loans will be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent, and utilities. The Company received two PPP Loan forgiveness in March and May 2021 and $563,297 PPP loan principal and interest expense have been waived based on the program terms and was recognized as other income for the year ended December 31, 2021. The Company paid off the $27,332 PPP loan balance in its entirety in April 2022 and $60 interest expense was paid with the loan during the nine months ended September 30, 2022.

For the years ended September 30, 2023, nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020, total interest expenses related to the above loans were $18,490, $23,311, $37,249 and $10,604 respectively.

The following table provides future minimum payments as of September 30, 2023:

Years ending September 30,		*Amount*
2024	$	30,592
2025		31,714
2026		32,934
2027		34,180
2028 and thereafter		316,925
Total	**$**	**446,345**

11. INCOME TAXES

On August 31, 2022, the Board resolved to revoke the Company's S Corporation election and file for a C Corporation effective September 30, 2022 for federal and state income tax purposes. Total income taxes for the years ended September 30, 2023 were allocated as follows:

	Year Ended September 30, 2023
Income tax expense is comprised of the following:	
Current:	
Federal	$ (10,582)
State	1,701
	(8,881)
Deferred:	
Federal	57,174
State	19,606
	76,780
Total	$ 67,899

Income tax expense attributable to income from continuing operations was $67,899 for the years ended September 30, 2023 and differed from the amounts computed by applying the U.S. federal income tax rate of 21% to pretax income from continuing operations as a result of the following:

	Year Ended September 30, 2023
Loss before tax	$ (8,965)
Income tax benefit computed at statutory rate	(1,883)
Reconciling items:	
State and local income taxes, net of federal income tax	1,701
Recognize deferred tax due to revoke of S Corp status	68,081
Total	$ 67,899

12. INCOME TAXES (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2023 is presented below:

		As of September 30, 2023
Deferred tax assets, gross:		
Net operating loss carried forward	$	13,814
ROU assets-operating lease		1,710
Deferred cost		2,944
		18,468
Less: Valuation allowance		-
Deferred tax assets, net of valuation allowance	$	18,468

		As of September 30, 2023
Deferred tax liabilities:		
Depreciation of fixed assets	$	5,774
Differences in timing of revenue recognition		78,892
Deferred tax liabilities	$	84,666

As of September 30, 2023, the Company has net operating loss carryforwards for Federal income tax purposes of $9,723 which are available to offset future Federal taxable income indefinitely. The Company has net operating loss carryforwards for state income tax purposes of $4,091 which are available to offset future state taxable income through 2043.

In assessing the realizability of deferred tax assets, the Company only considers to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. After consideration of all the information available, the Company has no valuation allowance recorded against its deferred tax assets as of September 30, 2023, because the Company has determined these assets will be fully realized due to foreseeable net operating income.

13. STOCKHOLDER'S EQUITY

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares.

The Company sold Crowd SAFE with original principal amount of $276,681 for an aggregate amount of $116,681 to certain investors through an offering under Regulation Crowdfunding during the years ended September 30, 2023. Pursuant to the agreement, the holder merely provides a right to receive equity upon the occurrence of certain events, and the holder dose not entitled to any dividends. The proceeds received from the sale of Crowd SAFE, amounting to $116,681, have been recorded as shares issuable under equity.

14. COMMITMENTS AND CONTINGENCIES

For the details on future minimum lease payment under the non-cancelable operating leases as of September 30, 2023, please refer to a section headed "leases" set forth in the Notes to the Financial Statements. As of September 30, 2023, the Company did not have any capital commitments.

15. SUBSEQUENT EVENTS

The Company has assessed all subsequent events through the date that these financial statements are issued and there are no material subsequent events that require disclosure in these financial statements.